FOR IMMEDIATE RELEASE

For more information contact:
Rosita Covarrubias / Macarena Gili
Investor Relations Department
Compañía Cervecerías Unidas S.A.
www.ccu-sa.com
(56-2) 427-3581 or 427-3416

CCU S.A. REPORTS CONSOLIDATED THIRD QUARTER 2008

AND YEAR TO DATE RESULTS

THIRD QUARTER Revenues Up 12.6%, Operating Income Increased 7.4%, EBITDA[1] Up 7.8%, Net Income Decreased 6.9% to US$0.29 per ADR YEAR TO DATE Revenues Up 10.3%, Operating Income Increased 12.5%, EBITDA[1] Up 10.8%, Net Income Increased 22.9% to US$1.65 per ADR

(Santiago, Chile, October 29, 2008) -- CCU announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and full year ended September 30, 2008. All US dollar figures are based on the exchange rate effective September 30, 2008 (US$1.00 = Ch$551.31).

COMMENTS FROM THE CEO

We are satisfied with the results obtained during the third quarter of 2008. They were reached in a challenging economic scenario, with unexpectedly high cost inflation. The consumer price index variation for the quarter was 3.2%, reaching for the last 12 months 9.2% with a noticeable acceleration. Under this scenario we were able to increase volumes by 11.4% resulting in an expansion in revenues of 12.6% in real terms and 23% in nominal terms. According to Chilean GAAP, for comparison purposes previous year figures have been adjusted for inflation. Our operating income and EBITDA grew by 7.4% and 7.8% respectively, in real terms, i.e. above inflation. These achievements were obtained despite of the costs pressures, as a result of strong volumes and controlled costs and expenses.

The Chilean beer segment increased its volumes by 6.6% at an average price slightly lower than in 2007, in real terms. In August the prices of premium brands and non-returnable packaging were increased by 9.3%. Additionally, in October the prices of returnable packages and mainstream were increased by 6%. Market price of malt and energy were respectively 50% and 24% higher than in 2007, impacting in the segment’s cost. Cost of goods sold increased from 40.5% to 46.0% of revenues due to higher raw material costs, energy and depreciation costs and a lower credit adjustment related to warranties on bottles. Expenses were kept under control, going down as a percentage of revenues, and compensated in part the rise in direct cost, so that the EBITDA margin declined from 32.3% to 28.7%.

The Argentine beer business revenues grew by 110.2% and improved its operating income by Ch$1,314 million, mainly due to a 45.9% growth in volumes as well as 44.5% higher prices in Chilean pesos. The results in Chilean pesos are distorted due to the variation of the exchange rate during the quarter. In dollar terms, revenues grew 84.2%, prices -both because of structural changes and a higher premium mix- increased 27.1%, and operating income improved US$1.8 million. Higher volumes and revenues are partially explained by the acquisition of ICSA last April; without considering ICSA, volumes increased 16.5%. The EBITDA margin improved from 8.1% to 10.3%.

The non-alcoholic beverages segment (soft drinks, nectars and mineral water segment) increased its revenues by 5.1% and its operating income remained almost flat. As a percentage of revenues cost of goods sold was higher due to higher cost of energy and lower credit adjustments related to warranties on bottles and accumulation of inventories, partially compensated by lower raw material costs. All categories increased their volumes: soft drinks grew by 3.5%, mineral water 4.8%, and nectars, 6.3%.

The spirits category evolved positively during the quarter, improving its operating results by 46.0%, EBITDA by 40.7% and EBITDA margin by 7.90 percentage points, mainly as a consequence of reducing marketing expenses to a long term marketing rate, as well as placing focus on premium products and cocktails. The positive performance of “Sierra Morena” rum, as well as the successful launching of “Chirimoya Colada” during this quarter contributed to the result.

Lastly, the wine business improved its operating income by 26.5% and EBITDA by 13.2%. In line with VSP strategy of moving towards better margin products, export prices in US dollar increased by 7.6% and domestic ones by 8.2% in real Chilean pesos. Better prices plus lower raw material costs, more than compensated lower export volumes and higher distribution costs. Thus, operational margin grew from 8.6% to 11.1%, and EBITDA increased by 13.2% with the EBITDA margin improving from 14.4% to 16.7

1 EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. For more detail, please see full note before the exhibits. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'08 Total revenues increased 12.6% to Ch$169,080 million (US$306.7 million), as a result of higher consolidated volumes and higher average prices. Consolidated volumes growth is explained by increases of 45.9% in beer Argentina, 6.6% in beer Chile and 4.1% in the non-alcoholics segment, partially offset by lower volumes in the wine and spirits businesses. The increase in average prices is explained by higher prices in beer Argentina, wine and soft drinks segments, partially offset by lower prices in spirits, nectars, beer Chile and mineral water businesses.

YTD Accumulated revenues increased 10.3% and amounted to Ch$517,928 million (US$939.4 million).

Revenues by segment

	Q3 (US$ million)
	2007		2008		% Chg.
Beer - Chile	98.2	36.1%	104.2	34.0%	6.1%
Beer - Argentina	24.8	9.1%	52.1	17.0%	110.2%
Non-Alcoholics	71.6	26.3%	75.3	24.6%	5.1%
Wine	49.1	18.0%	48.1	15.7%	-2.2%
Spirits	23.5	8.6%	21.4	7.0%	-9.0%
Others	5.0	1.8%	5.6	1.8%	12.8%
TOTAL	272.3	100.0%	306.7	100.0%	12.6%

	Year to Date (US$ million)
	2007		2008		% Chg.
Beer - Chile	327.4	38.4%	347.7	37.0%	6.2%
Beer - Argentina	90.4	10.6%	146.7	15.6%	62.4%
Non-Alcoholics	232.1	27.2%	252.4	26.9%	8.7%
Wine	130.3	15.3%	119.4	12.7%	-8.4%
Spirits	56.2	6.6%	55.4	5.9%	-1.5%
Others	15.5	1.8%	17.8	1.9%	14.6%
TOTAL	852.0	100.0%	939.4	100.0%	10.3%

GROSS PROFIT

Q3'08 Increased 12.0% to Ch$84,348 million (US$153.0 million) as a result of 12.6% higher revenues, partially offset by 13.3% higher cost of goods sold, which amounted to Ch$84,732 million (US$153.7 million). The increase in cost of goods sold is explained by higher costs in beer and non-alcoholic business segments, partially compensated by lower costs in wine and spirits. In Q3'08, the gross profit margin, as a percentage of sales, decreased slightly from 50.2% to 49.9%.

YTD Increased 11.2%, amounting to Ch$271,202 million (US$491.9 million). The consolidated gross margin increased 0.4 percentage points to 52.4%.

OPERATING RESULT

Q3'08 Amounted to Ch$19,950 million (US$36.2 million), 7.4% higher than in Q3'07, mainly due to 12.0% higher gross profit, partially offset by higher selling, general and administrative (SG&A) expenses. SG&A expenses increased 13.6%, reaching Ch$64,398 million (US$116.8 million) in Q3'08, mainly due to higher SG&A expenses in all business segments with the exception of spirits. SG&A expenses, as a percentage of sales, increased from 37.8% in Q3'07 to 38.1% in Q3'08 mainly as a consequence of higher transport and distribution expenses. The consolidated operating margin for the period decreased from 12.4% to 11.8%.

YTD  Increased 12.5%, amounting to Ch$78,506 million (US$142.4 million). The consolidated operating margin increased 0.3 percentage points to 15.2%.

Operating Income and Operating Margin by Segment

	Q3
	Operating Income (US$ million)			Operating Margin
	2007	2008	% Chg	2007	2008
Beer – Chile	22.2	19.6	-11.9%	22.6%	18.8%
Beer – Argentina	-0.6	1.8	NM	-2.3%	3.5%
Non-Alcoholics	5.1	5.1	-0.1%	7.1%	6.7%
Wine	4.2	5.4	26.5%	8.6%	11.1%
Spirits	2.6	3.8	46.0%	11.0%	17.6%
Others	0.2	0.6	227.7%	3.9%	11.4%
TOTAL	33.7	36.2	7.4%	12.4%	11.8%

	Year to Date
	Operating Income (US$ million)			Operating Margin
	2007	2008	%Chg	2007	2008
Beer – Chile	87.0	87.8	0.9%	26.6%	25.2%
Beer – Argentina	3.1	7.6	148.1%	3.4%	5.2%
Non-Alcoholics	20.0	28.3	41.6%	8.6%	11.2%
Wine	9.1	8.4	-8.0%	7.0%	7.0%
Spirits	4.5	8.2	83.9%	8.0%	14.8%
Others	3.0	2.1	-29.2%	19.0%	11.7%
TOTAL	126.6	142.4	12.5%	14.9%	15.2%

EBITDA2

Q3'08 Increased 7.8% to Ch$32,926 million (US$59.7 million) compared to Q3'07, while the consolidated EBITDA margin was 0.8 percentage points lower than in Q3'07, reaching 19.5%.

YTD   Increased 10.8%, to Ch$117,530 million (US$213.2 million). The EBITDA margin increased 0.1 percentage points to 22.7%.

EBITDA by Segment

	Q3
	EBITDA (US$ million)			EBITDA margin
	2007	2008	% Chg	2007	2008
Beer - Chile	31.7	29.9	-5.7%	32.3%	28.7%
Beer - Argentina	2.0	5.4	166.5%	8.1%	10.3%
Non-Alcoholics	10.1	10.3	1.9%	14.1%	13.7%
Wine	7.1	8.0	13.2%	14.4%	16.7%
Spirits	3.4	4.7	40.7%	14.3%	22.2%
Others	1.1	1.4	24.3%	22.8%	25.1%
TOTAL	55.4	59.7	7.8%	20.3%	19.5%

	Year to Date
	EBITDA (US$ million)			EBITDA margin
	2007	2008	% Chg	2007	2008
Beer - Chile	115.7	118.6	2.5%	35.3%	34.1%
Beer - Argentina	11.7	17.8	51.7%	13.0%	12.1%
Non-Alcoholics	34.8	44.2	27.1%	15.0%	17.5%
Wine	17.9	16.6	-7.2%	13.7%	13.9%
Spirits	6.8	11.1	62.6%	12.1%	20.0%
Others	5.5	4.8	-11.4%	35.2%	27.2%
TOTAL	192.4	213.2	10.8%	22.6%	22.7%

2 Please see the note before the exhibits.

NON-OPERATING RESULTS

Q3'08  Decreased Ch$1,054 million (US$1.9 million) compared to the same quarter last year, from a loss of Ch$4,808 million (US$8.7 million) to a loss of Ch$5,863 million (US$10.6 million). The decrease in non-operating result is mainly explained by:

  Net interest expenses, which increased from Ch$2.274 million (US$4.2 million) in Q3'07 to Ch$2,973 million (US$5.4 million) in Q3'08, mainly due to long term financial loan contracted on November 2007 for US$70 million, higher interest rates on CCU Argentina’s debt and lower real interest rates received on deposits.

  Foreign currency exchange and price level restatement result, which decreased from a loss of Ch$1,577 million (US$2.8 million) to a loss of Ch$2,377 million (US$4.3 million), due to the appreciation of the Chilean peso and higher inflation.

These effects were partially compensated by:

  Net non-operating income/expenses, which increased from a loss of Ch$177 million (US$0.3 million) in Q3’07 to a gain of Ch$513 million (US$0.9 million) this quarter, mainly due to the reversal of a provision subsequent to the settlement of a legal dispute in our subsidiary in Argentina.

YTD   Decreased from a loss of Ch$11,402 million (US$20.7 million) to a loss of Ch$12,168 million (US$22.1 million).

NET INCOME

Q3'08 Decreased 6.9% from Ch$10,946 million (US$19.9 million) to Ch$10,186 million (US$18.5 million), mainly due to lower non-operating results and higher income taxes, partially offset by higher operating results. The higher average tax rate is related with a higher contribution of the business in Argentina to the total result.

YTD  Increased 22.9% from Ch$47,229 million (US$85.7 million) to Ch$58,025 million (US$105.3 million), mainly due to better operating results and lower income taxes, partially offset by lower non-operating results and minority interest.

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from core beverage products and those derived from the sale of other non-core products. The results of the Company's plastic packaging division and the confectionery sales have been included in the “Others” business segment. In this segment, inter-company sales have been eliminated. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on service level agreements. The results associated with Transportes CCU, the logistics subsidiary, which are not directly related to each business segment, are allocated based on the case volume handled from each product.

(** Note: the comments below regarding volumes and pricing refer to Q3'08.)

BEER CHILE

Revenues increased 6.1% to Ch$57,432 million (US$104.2 million), as a result of 6.6% higher sale volumes, partially offset by slightly lower prices in real terms.

Operating Income decreased 11.9% to Ch$10,781 million (US$19.6 million), mainly as a result of higher cost of goods sold and higher SG&A expenses. Cost of goods sold increased 20.6% to Ch$26,430 million (US$47.9 million). As a percentage of sales, cost of goods sold increased from 40.5% in Q3'07 to 46.0% in Q3'08 mainly due to higher raw material, energy and depreciation costs, as well as lower credit adjustments related to warranties on bottles. SG&A expenses increased 1.2% to Ch$20,221 million (US$36.7 million) mainly due to higher marketing expenses. As a percentage of sales, SG&A expenses decreased from 36.9% in Q3'07 to 35.2% in Q3'08. The operating margin decreased from 22.6% in Q3'07 to 18.8% in Q3'08.

EBITDA decreased 5.7% to Ch$16,476 million (US$29.9 million), while the EBITDA margin was 28.7% of sales, 3.6 percentage points lower than in Q3'07.

Comments The premium segment continued to excel, growing volumes with double digits during the quarter. In August the price of premium brands and non-returnable packaging were increased by 9.3%. Additionally, in October prices of returnable packages and mainstream brands were increased by 6%.

BEER ARGENTINA

Revenues measured in Chilean pesos increased 110.2%, reaching Ch$28,733 million (US$52.1 million), mainly due to 45.9% and 44.5% higher sale volumes and average prices, respectively. The results in Chilean pesos are distorted because the quarter is calculated as the accumulated results in US dollars as of September 2008 converted to Chilean pesos at the exchange rate of September 30, 2008, minus the results in US dollars as of June 2008 converted to Chilean pesos at the exchange rate of June 30, 2008, the latter adjusted by the Chilean Q3'08 inflation rate. In US dollar terms, revenues increased 84.2% and prices 27.1%, because of structural changes and a higher premium mix.

Operating Income measured in Chilean pesos increased from a loss of Ch$314 million (US$0.6 million) in Q3'07 to a gain of Ch$1,000 million (US$1.8 million) in Q3'08, as a result of higher revenues. Cost of goods sold increased 94.7%, reaching Ch$14,893 million (US$27.0 million) this quarter mainly due to higher cost of raw material, energy and salaries, in addition to the incorporation of the Luján plant operation. As a percentage of sales, cost of goods sold decreased from 56.0% to 51.8%. SG&A expenses, measured in Chilean pesos increased 102.7% from Ch$6,333 million (US$11.5 million) to Ch$12,841 million (US$23.3 million), mostly in marketing, transport and distribution and remunerations. As a percentage of sales, SG&A expenses decreased from 46.3% to 44.7% because the higher revenue more than compensated the increase in expenses. The operating margin increased from a negative 2.3% in Q3'07 to a positive 3.5% in Q3'08. In US dollar terms our subsidiary in Argentina increased its operating result by US$1.8 million.

EBITDA increased 166.5% from Ch$1,111 million (US$2.0 million) to Ch$2,960 million (US$5.4 million) this quarter, while the EBITDA margin increased from 8.1% to 10.3% in Q3'08.

Comments Higher volumes and revenues are partially explained by the acquisition of ICSA last April. Not considering ICSA, volumes increased 16.5%. On August 1 we begun to distribute the ICSA brands (Palermo, Bieckert and Imperial) through our enhanced distribution channel expanding the geographical area we reach with all brands.

NON-ALCOHOLIC BEVERAGES

Revenues increased 5.1% to Ch$41,530 million (US$75.3 million), due to 4.1% and 1.0% higher sale volumes and average prices in the segment, respectively.

Operating Income decreased 0.1% to Ch$2,787 million (US$5.1 million) this quarter, as a result of higher cost of goods sold and SG&A expenses, partially offset by higher revenues. Cost of goods sold increased 5.9% to Ch$20,439 million (US$37.1 million) during Q3'08. As a percentage of sales, cost of goods sold increased from 48.9% to 49.2% mainly due to higher energy costs and lower credit adjustment related to warranties on bottles and inventory accumulation, compensated with lower raw material costs. SG&A expenses increased 5.2% to Ch$18,304 million (US$33.2 million), mainly due to higher transportation, marketing and salaries expenses. As a percentage of sales, SG&A expenses remained flat at 44.1%. The operating margin decreased from 7.1% in Q3'07 to 6.7% in this quarter.

EBITDA increased 1.9% to Ch$5,677 million (US$10.3 million), while the EBITDA margin was 13.7% of sales, 0.4 percentage points lower than in Q3'07.

Comments During the quarter, volumes had a positive performance in all categories: soft drinks increased 3.5%, mineral water and nectars grew 4.8% and 6.3%, respectively. During this period, Watt’s Soya, the first low calories nectar with soy proteins, was introduced to the market.

WINE

Revenues decreased 2.2% to Ch$26,504 million (US$48.1 million), mainly due to 4.0% lower volumes, partially offset by 2.5% higher average prices in pesos. The domestic revenue business increased 7.4% due to higher prices with a slightly lower volume. The export business revenue decreased 11.5% in Chilean pesos. In US dollar, revenue was down by 3.5% due to an increase in prices of 7.4% to USD 22.7 per case and a decrease in volume of 9.5%. The variance between the dollar and the Ch$ measures is explained by the average exchange rate increasing less than inflation for the same period.

Operating Income increased 26.5% from Ch$2,334 million (US$4.2 million) to Ch$2,953 million (US$5.4 million) in Q3'08, mainly due to lower cost of goods sold, partially offset by lower revenues and higher SG&A expenses. Cost of goods sold decreased 10.9% from Ch$16,731 million (US$30.3 million) in Q3'07 to Ch$14,907 million (US$27.0 million) this quarter, mainly due to lower volumes and lower unit direct cost. As a percentage of sales, cost of goods sold decreased from 61.8% in Q3'07 to 56.2% in Q3'08. SG&A expenses increased 7.7% to Ch$8,643 million (US$15.7 million), mainly due to higher transportation, salaries and marketing expenses. As a percentage of sales, SG&A expenses increased from 29.6% in Q3’07 to 32.6% this quarter. Accordingly, the operating margin improved from 8.6% in Q3'07 to 11.1% in Q3'08.

EBITDA increased 13.2% to Ch$4,423 million (US$8.0 million) in Q3'08, while the EBITDA margin improved from 14.4% to 16.7%.

Comments In October the depreciation of the Chilean peso vs the US dollar has been up to 20% opening more favorable perspective for the export business. However, it is hard to predict the net effect that the world economic climate will have on VSP’s exports. On one hand global demand is expected to slow down pushing prices and volumes down. On the other hand, the Chilean wine industry and particularly VSP as mostly off-trade supplier, having a good price/quality ratio may face a more vigorous demand.

SPIRITS

Revenues decreased 9.0% to Ch$11,779 million (US$21.4 million), mainly due to 6.4% and 2.7% lower volumes and average prices, respectively.

Operating Income improved 46.0% from Ch$1,421 million (US$2.6 million) to Ch$2,074 million (US$3.8 million) in Q3'08, mainly due to lower cost of goods sold and SG&A expenses, partially offset by lower revenues. Cost of goods sold decreased 15.5% to Ch$6,021 million (US$10.9 million) mainly due to lower direct costs. As a percentage of sales, cost of goods sold decreased from 55.0% to 51.1%. SG&A expenses decreased 16.4% to Ch$3,684 million (US$6.7 million) mainly due to lower marketing expenses. As a percentage of sales, SG&A expenses decreased from 34.0% to 31.3%. Accordingly, the operating margin increased from 11.0% in Q3'07 to 17.6% in Q3'08.

EBITDA increased 40.7% from Ch$1,856 million (US$3.4 million) to Ch$2,611 million (US$4.7 million), while the EBITDA margin increased, from 14.3% in Q3’07 to 22.2% this quarter.

Comments Profitability of this segment continues improving as a consequence of CPCh’s focus on premium products and cocktails, in addition to the positive performance of rum "Sierra Morena", as well as the successful launch of “Chirimoya Colada” during this quarter.

Note: EBITDA represents operating income plus the sum of depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, operating income and net income, as those items are defined by GAAP. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies. Please see reconciliation of EBITDA to operating income on exhibits 1 to 4.

10

Exhibit 1: Income Statement (Third Quarter 2008)

	Ch$ millions		US$ millions (1)%
	Q3'08	Q3'07	Q3'08	Q3'07	Change

Net sales	169,080	150,099	306.7	272.3	12.6%

Cost of goods sold	(84,732)	(74,817)	(153.7)	(135.7)	13.3%
% of sales	50.1%	49.8%	50.1%	49.8%

Gross profit	84,348	75,282	153.0	136.6	12.0%
% of sales	49.9%	50.2%	49.9%	50.2%

SG&A	(64,398)	(56,704)	(116.8)	(102.9)	13.6%
% of sales	38.1%	37.8%	38.1%	37.8%

Operating income	19,950	18,578	36.2	33.7	7.4%
% of sales	11.8%	12.4%	11.8%	12.4%

Non-operating result
Financial income	(365)	(257)	(0.7)	(0.5)	42.3%
Equity in NI of rel. companies	(135)	(69)	(0.2)	(0.1)	96.5%
Other non-operating income	320	522	0.6	0.9	-38.6%
Amortization of goodwill	(890)	(712)	(1.6)	(1.3)	25.0%
Interest expenses	(2,608)	(2,017)	(4.7)	(3.7)	29.3%
Other non-operating expenses	193	(700)	0.4	(1.3)	NM
Price level restatement	(783)	(1,182)	(1.4)	(2.1)	-33.7%
Currency exchange result	(1,594)	(395)	(2.9)	(0.7)	303.8%
Total	(5,863)	(4,808)	(10.6)	(8.7)	21.9%

Income before taxes	14,087	13,769	25.6	25.0	2.3%
Income taxes	(3,197)	(2,068)	(5.8)	(3.8)	54.6%
Tax rate	22.7%	15.0%	22.7%	15.0%

Minority interest	(731)	(768)	(1.3)	(1.4)	-4.8%

Amort. of negative goodwill	26	13	0.0	0.0	102.8%

Net income	10,186	10,946	18.5	19.9	-6.9%
% of sales	6.0%	7.3%	6.0%	7.3%

Earnings per share	31.98	34.37	0.06	0.06	-6.9%
Earnings per ADR	159.90	171.84	0.29	0.31

Weighted avg. shares (millions)	318.5	318.5	318.5	318.5

Depreciation	12,818	11,809	23.2	21.4	8.5%
Amortization	158	153	0.3	0.3	3.2%
EBITDA	32,926	30,540	59.7	55.4	7.8%
% of sales	19.5%	20.3%	19.5%	20.3%

Capital expenditures	6,185	16,320	11.2	29.6	-62.1%

(1) Exchange rate: US$1.00 = Ch$ Ch$551.31

Exhibit 2: Income Statement (Nine Months Ended September 30, 2008)

	Ch$ millions		US$ millions (1)%
	30-Sep-08	30-Sep-07	30-Sep-08	30-Sep-07	Change

Net sales	517,928	469,720	939.4	852.0	10.3%

Cost of goods sold	(246,725)	(225,851)	(447.5)	(409.7)	9.2%
% of sales	47.6%	48.1%	47.6%	48.1%

Gross profit	271,202	243,869	491.9	442.3	11.2%
% of sales	52.4%	51.9%	52.4%	51.9%

SG&A	(192,696)	(174,087)	(349.5)	(315.8)	10.7%
% of sales	37.2%	37.1%	37.2%	37.1%

Operating income	78,506	69,782	142.4	126.6	12.5%
% of sales	15.2%	14.9%	15.2%	14.9%

Non-operating result
Financial income	527	1,126	1.0	2.0	-53.2%
Equity in NI of rel. companies	(116)	(389)	(0.2)	(0.7)	-70.2%
Other non-operating income	1,608	2,254	2.9	4.1	-28.6%
Amortization of goodwill	(2,453)	(2,226)	(4.5)	(4.0)	10.2%
Interest expense	(8,049)	(6,420)	(14.6)	(11.6)	25.4%
Other non-operating expenses	(1,942)	(3,301)	(3.5)	(6.0)	-41.2%
Price level restatement	(1,483)	(2,452)	(2.7)	(4.4)	-39.5%
Currency exchange result	(260)	6	(0.5)	0.0	NM
Total	(12,168)	(11,402)	(22.1)	(20.7)	6.7%

Income before taxes	66,338	58,380	120.3	105.9	13.6%
Income taxes	(5,684)	(9,652)	(10.3)	(17.5)	-41.1%
Tax rate	8.6%	16.5%	8.6%	16.5%

Minority interest	(2,681)	(1,540)	(4.9)	(2.8)	74.1%

Amort. of negative goodwill	53	42	0.1	0.1	26.8%

Net income	58,025	47,229	105.3	85.7	22.9%
% of sales	11.2%	10.1%	11.2%	10.1%

Earnings per share	182.18	148.28	0.33	0.27	22.9%
Earnings per ADR	910.91	741.42	1.65	1.34

Weighted avg. shares (millions)	318.5	318.5	318.5	318.5

Depreciation	38,448	35,802	69.7	64.9	7.4%
Amortization	575	478	1.0	0.9	20.4%
EBITDA	117,530	106,061	213.2	192.4	10.8%
% of sales	22.7%	22.6%	22.7%	22.6%

Capital expenditures	40,562	41,623	73.6	75.5	-2.6%

(1) Exchange rate: US$1.00 = Ch$551.31

Exhibit 3: Segment Information - Third Quarter 2008

	Beer - Chile		Beer - Argentina		Non-Alcoholics**		Wine		Spirits		Others
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
OPERATING RESULTS
(all figures in Ch$ millions)
Revenues
Core products	56,050	52,924	28,141	13,343	41,301	39,290	25,049	25,476	11,675	12,822	2,894	2,390
Other products	1,382	1,217	592	327	229	206	1,454	1,615	104	127	207	361
Total	57,432	54,141	28,733	13,670	41,530	39,496	26,504	27,092	11,779	12,949	3,102	2,751
% change	6.1%		110.2%		5.1%		-2.2%		-9.0%		12.8%

Cost of sales	- 26,430	- 21,915	- 14,893	- 7,650	- 20,439	- 19,307	- 14,907	- 16,731	- 6,021	- 7,121	- 2,043	- 2,093
% of sales	46.0%	40.5%	51.8%	56.0%	49.2%	48.9%	56.2%	61.8%	51.1%	55.0%	65.9%	76.1%

SG&A	- 20,221	- 19,989	- 12,841	- 6,333	- 18,304	- 17,399	- 8,643	- 8,027	- 3,684	- 4,407	- 705	- 549
% of sales	35.2%	36.9%	44.7%	46.3%	44.1%	44.1%	32.6%	29.6%	31.3%	34.0%	22.7%	20.0%

Operating profit	10,781	12,237	1,000	(314)	2,787	2,790	2,953	2,334	2,074	1,421	354	108
% change	-11.9%		NM		-0.1%		26.5%		46.0%		227.7%
% of sales	18.8%	22.6%	3.5%	-2.3%	6.7%	7.1%	11.1%	8.6%	17.6%	11.0%	11.4%	3.9%

Depreciation	5,689	5,223	1,930	1,389	2,890	2,781	1,364	1,469	520	428	424	518
Amortization	5	5	30	35	-	-	106	106	17	7	-	-
EBITDA	16,476	17,466	2,960	1,111	5,677	5,572	4,423	3,909	2,611	1,856	779	626
% change	-5.7%		166.5%		1.9%		13.2%		40.7%		24.3%
% of sales	28.7%	32.3%	10.3%	8.1%	13.7%	14.1%	16.7%	14.4%	22.2%	14.3%	25.1%	22.8%

	Beer - Chile		Beer - Argentina*		Non-Alcoholics**		Wine***		Spirits
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
VOLUMES & PRICING
					Total**		Total		Total
Volume (HLs)	1,072,911	1,006,555	794,786	544,591	1,225,935	1,177,792	266,516	277,743	61,281	65,480
% change	6.6%		45.9%		4.1%		-4.0%		-6.4%

					Soft Drinks		Chile - Domestic
					837,772	809,803	151,751	152,520
					3.5%		-0.5%
					Nectars		Chile - Bottled Exports
					174,623	164,283	100,265	110,739
					6.3%		-9.5%
					Mineral Water
					213,541	203,706	Argentina
					4.8%		14,500	14,484
							0.1%

* Volumes include exports of 65,532 HL (11,447 HL to Chile) and 41,180 HL (6,990 HL to Chile) in Q3'08 and Q3'07, respectively.
** Includes soft drinks (soft drinks, functional products, energy drinks, ice tea), nectars, mineral and purified water.
*** In unit cases, sales from the soft drinks and mineral water segment totaled 21.6 million and 20.7 million in Q3'08 and Q3'07, respectively.
**** Volumes do not include bulk volumes of 23,246 HL (18,655 HL from Chile exports and 4,591 HL from Argentina) and 39,580 HL (33,570 HL from Chile exports and 6,010 HL from Argentina) in Q3'08 and Q3'07, respectively.
						Total		Total
Price (Ch$ / HL)	52,241	52,580	35,407	24,501	33,689	33,359	93,988	91,726	190,513	195,822
% change (real)	-0.6%		44.5%		1.0%		2.5%		-2.7%

					Soft Drinks		Chile - Domestic
					32,813	31,977	62,597	57,877
					2.6%		8.2%
					Nectars		Chile - Bottled Exports
					44,454	46,376	133,222	132,996
					-4.1%		0.2%
					Mineral Water
					28,324	28,358	Argentina
					-0.1%		151,217	132,633
							14.0%

Exhibit 4: Segment Information - Nine Months Ended September 30, 2008

	Beer - Chile		Beer - Argentina		Non-Alcoholics**		Wine		Spirits		Others
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
OPERATING RESULTS
(all figures in Ch$ millions)
Revenues
Core products	187,789	177,284	79,202	49,232	138,470	127,222	61,876	66,651	30,178	30,666	9,096	7,659
Other products	3,918	3,241	1,696	595	670	740	3,959	5,192	355	331	720	907
Total	191,707	180,525	80,897	49,827	139,140	127,962	65,835	71,843	30,533	30,997	9,816	8,566
% change	6.2%		62.4%		8.7%		-8.4%		-1.5%		14.6%

Cost of sales	- 79,233	- 69,857	- 41,317	- 26,029	- 65,232	- 62,027	- 39,227	- 45,169	- 14,978	- 17,274	- 6,739	- 5,496
% of sales	41.3%	38.7%	51.1%	52.2%	46.9%	48.5%	59.6%	62.9%	49.1%	55.7%	68.7%	64.2%

SG&A	- 64,081	- 62,726	- 35,390	- 22,110	- 58,293	- 54,904	- 21,986	- 21,648	- 11,022	- 11,259	- 1,923	- 1,440
% of sales	33.4%	34.7%	43.7%	44.4%	41.9%	42.9%	33.4%	30.1%	36.1%	36.3%	19.6%	16.8%

Operating profit	48,393	47,942	4,190	1,689	15,615	11,030	4,622	5,026	4,534	2,465	1,153	1,630
% change	0.9%		148.1%		41.6%		-8.0%		83.9%		-29.2%
% of sales	25.2%	26.6%	5.2%	3.4%	11.2%	8.6%	7.0%	7.0%	14.8%	8.0%	11.7%	19.0%

Depreciation	16,978	15,807	5,433	4,662	8,777	8,165	4,199	4,507	1,544	1,278	1,517	1,383
Amortization	18	16	196	121	-	-	321	319	41	22	-	-
EBITDA	65,388	63,765	9,818	6,472	24,392	19,196	9,143	9,852	6,119	3,764	2,670	3,013
% change	2.5%		51.7%		27.1%		-7.2%		62.6%		-11.4%
% of sales	34.1%	35.3%	12.1%	13.0%	17.5%	15.0%	13.9%	13.7%	20.0%	12.1%	27.2%	35.2%

	Beer - Chile		Beer - Argentina*		Non-Alcoholics**		Wine***		Spirits
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
VOLUMES & PRICING
					Total**		Total		Total
Volume (HLs)	3,554,139	3,339,227	2,432,105	1,810,327	4,111,972	3,756,764	675,996	709,713	155,736	156,969
% change	6.4%		34.3%		9.5%		-4.8%		-0.8%

					Soft Drinks		Chile - Domestic
					2,769,702	2,515,973	377,752	374,899
					10.1%		0.8%
					Nectars		Chile - Bottled Exports
					509,551	476,085	262,594	295,981
					7.0%		-11.3%
					Mineral Water
					832,719	764,707	Argentina
					8.9%		35,649	38,833
							-8.2%

* Volumes include exports of 181,519 HL (33,257 HL to Chile) and 127,469 HL (34,243 HL to Chile) in 2008 and 2007, respectively.
** Includes soft drinks (soft drinks, functional products, energy drinks, ice tea), nectars, mineral and purified water.
*** In unit cases, sales from the soft drink and mineral water segment totaled 72.4 million and 66.2 million in 2008 and 2007, respectively.
**** Volumes do not include bulk volumes of 74,737 HL (57,695 HL from Chile exports and 17,042 HL from Argentina) and 99,336 HL (79,986 HL from Chile exports and 19,350 HL from Argentina ) in 2008 and 2007, respectively.
					Total		Total
Price (Ch$ / HL)	52,837	53,091	32,565	27,195	33,675	33,865	91,533	93,913	193,776	195,364
% change (real)	-0.5%		19.7%		-0.6%		-2.5%		-0.8%

					Soft Drinks		Chile - Domestic
					32,858	32,824	61,936	59,684
					0.1%		3.8%
					Nectars		Chile - Bottled Exports
					45,852	47,396	126,674	132,770
					-3.3%		-4.6%
					Mineral Water
					28,941	28,865	Argentina
					0.3%		146,294	128,197
							14.1%

Exhibit 5: Balance Sheet

	Ch$ millions		US$ millions (1)%
	30-Sep-08	30-Sep-07	30-Sep-08	30-Sep-07	Change
ASSETS

Cash & equivalents	35,574	51,671	64.5	93.7	-31.2%
Other current assets	250,953	210,578	455.2	382.0	19.2%
Total current assets	286,527	262,249	519.7	475.7	9.3%

PP&E, net	454,490	404,832	824.4	734.3	12.3%
Other assets	142,965	111,212	259.3	201.7	28.6%

TOTAL ASSETS	883,982	778,293	1,603.4	1,411.7	13.6%

LIABILITIES &
STOCKHOLDERS' EQUITY

Short-term debt (2)	14,862	15,001	27.0	27.2	-0.9%
Other current liabilities	121,799	112,594	220.9	204.2	8.2%
Total current liabilities	136,661	127,595	247.9	231.4	7.1%

Long-term debt (2)	175,753	126,552	318.8	229.5	38.9%
Other long-term liabilities	56,191	55,681	101.9	101.0	0.9%
Total long-term liabilities	231,944	182,233	420.7	330.5	27.3%

Minority interest	54,271	55,973	98.4	101.5	-3.0%

Stockholders' equity	461,106	412,493	836.4	748.2	11.8%

TOTAL LIABILITIES &
STOCKHOLDERS' EQUITY	883,982	778,293	1,603.4	1,411.7	13.6%

OTHER FINANCIAL INFORMATION

Total financial debt	190,615	141,554	345.7	256.8	34.7%

Net debt (3)	155,041	89,882	281.2	163.0	72.5%

Liquidity ratio	2.10	2.06
Debt / Capitalization	0.27	0.23

(1) Exchange rate: US$1.00 = Ch$551.31
(2) Includes only financial debt
(3) Total financial debt minus cash & equivalents